**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-3010**

DIVISION OF
CORPORATION FINANCE

February 12, 2007

June D. Duchesne
Senior Corporate Counsel
EMC Corporation
176 South Street
Hopkinton, MA 01748-9103

1934
14A-8
2/12/2007

Re: EMC Corporation
Incoming letter dated December 28, 2006

Dear Ms. Duchesne:

This is in response to your letters dated December 28, 2006 and January 5, 2007 concerning the shareholder proposals submitted to EMC by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System. We also have received letters on the proponents' behalf dated January 10, 2007 and January 29, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Patrick Doherty
Kenneth B. Sylvester
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street
New York, NY 10007

EMC²
where information lives

December 28, 2006

**BY HAND DELIVERY**

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Transmittal of EMC's Request for No-Action Relief and Letter Received from New York City Comptroller on 12/27/06 Declining to Withdraw Proposal

Ladies and Gentlemen:

On behalf of EMC Corporation ("EMC"), enclosed please find six copies of a letter requesting that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission by reason of EMC's exclusion of two proposals submitted by the New York City Comptroller from its 2007 proxy materials pursuant to Rule 14a-8(c) given that the proposals should be regarded as submitted by a single shareholder. Copies of the two proposals and the correspondence between EMC and the Proponent are attached as Exhibit A to that request.

Also enclosed are six copies of a letter received late yesterday afternoon by fax from the New York City Comptroller declining to withdraw one of the proposals. Given the timing of the letter, EMC has not had the opportunity to specifically respond to the assertions of the Comptroller but intends to do so to the extent that EMC's request does not already address such assertions.

Sincerely,

June D. Duchesne
Senior Corporate Counsel

cc: Susan I. Permut, Vice President and Deputy General Counsel, EMC Corporation

Patrick Doherty, The City of New York – Office of the Comptroller

Kenneth B. Sylvester, Assistant Comptroller for Pension Policy, The City of New York – Office of the Comptroller

EMC²
where information lives

December 28, 2006

**BY HAND DELIVERY**

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposals of New York City Comptroller to EMC Corporation / Securities Exchange Act of 1934, Rule 14a-8

Ladies and Gentlemen:

On behalf of EMC Corporation ("EMC"), this letter is to notify you in accordance with Section (j) of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that EMC intends to exclude from its proxy materials for its 2007 Annual Meeting of Shareholders (the "Proxy Materials") two shareholder proposals and statements of support thereof (the "Proposals") received from the New York City Comptroller (the "Comptroller" or the "Proponent") on November 10, 2006. One proposal concerns audit committee independence and states that it is submitted by the Comptroller on behalf of the New York City Teachers' Retirement System ("Teachers"), the New York City Police Pension Fund ("Police"), the New York City Fire Department Pension Fund ("Fire") and the New York City Board of Education Retirement System ("Education"). The other proposal concerns reporting on political contributions and states that it is submitted by the Comptroller on behalf of the New York City Employees' Retirement System ("Employees"). (Collectively, Teachers, Police, Fire, Education and Employees are referred to herein as the "New York City Pension Funds".) A copy of the Proposals and the correspondence between EMC and the Proponent is attached as Exhibit A.

We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission by reason of EMC's exclusion of the Proposals from its Proxy Materials pursuant to Rule 14a-8(c) given that the Proposals should be regarded as submitted by a single shareholder and the Proponent has refused to withdraw either Proposal in order to cure this defect after having received notice and an opportunity to do so.

We enclose herewith six (6) copies of this letter and its attachments; a copy of this letter and attachments is also being mailed today to the Proponent. We note that this letter is being filed with the Commission no later than 80 calendar days before EMC intends to file its definitive 2007 Proxy Materials, as required by Rule 14a-8(j).

## I. REASONS FOR EXCLUSION OF THE PROPOSALS

### 1. Background re Rule 14a-8(c)

Rule 14a-8(c) states that "[E]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." The rule is designed to prevent the unreasonable exercise of the right to submit proposals at the expense of other shareholders, reduce issuer costs and improve the readability and effectiveness of proxy statements (Release No. 12999 (November 22, 1976) and Release No. 20091 (August 16, 1983)). In adopting and construing this provision, the Commission warned proponents against adopting strategies to circumvent the one-proposal rule:

> The Commission is aware of the possibility that some proponents may attempt to evade the new limitations through various maneuvers, such as having other persons whose securities they control submit . . . proposals each in their own names. The Commission wishes to make it clear that such tactics may result in measures such as the granting of requests by the affected managements for a 'no-action' letter concerning the omission from their proxy materials of the proposals at issue.

(Release No. 12999 (November 22, 1976)).

The Staff has explained that it will apply the exclusion when a company has shown that one proponent "is the alter ego of any of the individual proponents, or that any of the proponents possesses control over the shares owned of record, or beneficially, by any other proponent." *Trans World Corporation* (avail. February 5, 1981). As described in more detail below, the nature of relationships between the shareholders, similarities relating to the submission and format of the proposals, past behavior in jointly submitting a single proposal, and evidence of "maneuvers" by a proponent to try and avoid the one proposal limitation, are among the factors the Staff has considered in determining that no-action relief is appropriate.

For example, in *BankAmerica Corporation* (avail. February 8, 1996), Aviad Visoly submitted one proposal as president of a corporate shareholder and another proposal as custodian for shares held by his minor son. The proposals had identical submission dates, shared highly similar formats and their nominal proponents had acted as one proponent in the prior year, with Aviad Visoly in each case serving as the point of contact. The Staff permitted the company to exclude both proposals "because the nominal proponents are acting on behalf of, under the control of, or as the alter ego of Aviad Visoly." Similarly, in *Peregrine Pharmaceuticals, Inc.* (avail. July 28, 2006), the Staff permitted the company to exclude two proposals submitted by a father on his own behalf and as a custodian for his son. There, the proposals had been submitted at the same time and were formatted the same way (indeed, there were identical grammatical errors in the transmittal letters). *See also Jefferson-Pilot Corporation* (avail. March 12, 1992), ("the one-proposal limitation applies in those instances where a person attempts to evade the one-proposal limitation through maneuvers, such as having persons they control submit a proposal(s)").

**2. The Proposals emanate from a single proponent and may be excluded pursuant to Rule 14a-8(c)**

The Comptroller has submitted two proposals to EMC. Although he purports to do so on behalf of separate shareholders -- Teachers, Police, Fire, Education for one proposal and Employees for the other -- as Comptroller he acts generally for the New York City Pension Funds in making and managing their investments and acted for them in making these Proposals. The Comptroller has the leading decision-making and executive role in running all of these entities as trustee and/or custodian and investment officer. By law he is the custodian of all the assets of the New York City Pension Funds (See New York City Administrative Code (the "NYC Code") §13-136, 235, 338 and 536) and is also the investing officer of all of the New York City Pension Funds (NYC Code §13-702). In his capacity as investment officer the Comptroller exercises control over the investment decisions and ownership rights related to the investments of the Teachers, Police, Fire, Education and Employees funds. In addition, he sits on the board of trustees of Teachers, Police, Fire and Employees, where he is either entitled to cast more votes than his proportional share in his capacity as trustee (NYC Code §13-202, 302 regarding Police and Fire) or his vote is required to pass a resolution of the board (NYC Code §13-103, 502 regarding Employees and Teachers).

The Comptroller is the leading decision-maker in the New York City Pension Funds shareholder initiatives and in this role he determines which shareholder proposals to bring and in what circumstances to negotiate with companies regarding modification or withdrawal of proposals. As stated on the Comptroller's website (http://www.comptroller.nyc.gov) "[i]n 2005, the New York City Comptroller's Office, under the leadership of Comptroller William C. Thompson, Jr., and with the authorization of the boards of trustees of the New York City pension funds (the "funds"), launched the funds' most extensive shareholder proposal campaign . . . . " (Note the Comptroller's own reference to a single joint "shareholder proposal campaign" by "the New York City pension funds.") Indeed, it is unclear whether the New York City Pension Funds are even recognized as separate legal entities apart from the Comptroller.

Even if each of Teachers, Police, Fire, Education and Employees fund is a distinct legal entity, that is not the determining factor in analysis of the one-proposal limitation. *See Jefferson-Pilot, Bank America Corporation* and *Peregrine.*[1] The key factor in such analysis is the degree of control that a person has over the bringing of the proposals. Here, such control is readily apparent given the Comptroller's legal obligations for the portfolio investment and ownership decision-making of the New York City Pension Funds.

[1] In *Jefferson-Pilot* and *BankAmerica Corporation* one proposal was submitted by an individual and the other proposal by a corporation. In *Peregrine* the proponents were a father and his son.

It is no coincidence that the Comptroller's Proposals, just as in *Peregrine* and *BankAmerica Corp*, were presented on behalf of the New York City Pension Funds by transmittal letters that were sent on the same date, received on the same date and are similar in format and language. Moreover, comparison to the single proposal the Comptroller submitted last year to EMC jointly on behalf of Teachers, Police, Fire, Education *and* Employees is particularly telling. In late 2005, the Comptroller submitted on behalf of all five of the New York City Pension Funds for the 2006 proxy a single proposal on audit committee independence *identical* to the proposal submitted by four of the funds -- Teachers, Police, Fire, and Education -- for inclusion in the 2007 Proxy Materials. Indeed, the only real difference in this year's version is that Employees is not among the list of shareholders on whose behalf the Comptroller purports to submit it. The decision to separate out Employees and have it submit its own proposal (on political contributions) is strong evidence of a "divide and conquer" strategy orchestrated and executed deliberately to circumvent the one proposal limit. This conclusion is further supported by the fact that last year the Comptroller submitted on behalf of Teachers, Police, Fire, Education *and* Employees a single joint resolution on political contributions to companies including Chevron, Union Pacific and Wal-Mart – but not EMC. Those proposals are essentially identical to the one submitted by Employees to EMC this year.

If the Comptroller were permitted to submit multiple proposals on behalf of the New York City Pension Funds, he would effectively be exempted from the one-proposal rule and have practical advantages that other proponents do not share and that Rule 14a-8(c) was designed to prevent. We believe that under Rule 14a-8(c) and the Commission's long-standing interpretations of such rule, if a parent were to submit five proposals, one on behalf of each of five minor children, based on shareholdings in guardianship accounts for each of the children, such proposals would be barred based on the parent's control of the account. This prohibition would be effective even without further information regarding any effort by the parent to coordinate the submission of the proposals or evidence of an attempt to circumvent the rule. We submit that the circumstances regarding the Comptroller and the New York City Pension Funds are not materially different. In addition, the circumstances of the Comptroller's submission of the Proposals and past behavior, as detailed, evidence the Comptroller's coordination of the New York City Pension Funds' submission of the Proposals and an intent to circumvent the one-proposal rule.

## II. CONCLUSION

For all of the reasons set forth above, we believe EMC may exclude the Proposals from the Proxy Materials under Rule 14a-8(c), and hereby request confirmation that the Staff will not recommend any enforcement action to the Commission if EMC so excludes the Proposals.

Should the Staff make an initial determination that the Proposals may not be excluded from the Proxy Materials, we would appreciate an opportunity to discuss the Staff's determination before a response to this letter is issued. When a written response to this letter becomes available, please fax the letter to my attention at (508) 497-8223. A copy of the Staff's response may be faxed to the Proponent at (212) 669-4072. EMC will promptly forward any

Staff responses it receives by fax only to the Proponent. Should the Staff have any questions or comments, please feel free to call me at (508) 293-6754 or Susan Permut at (508) 293-7254.

Sincerely,

June D. Duchesne
Senior Corporate Counsel

cc: Susan I. Permut, Vice President and Deputy General Counsel, EMC Corporation
Patrick Doherty, The City of New York – Office of the Comptroller
Kenneth B. Sylvester, Assistant Comptroller for Pension Policy, The City of New York – Office of the Comptroller

EXHIBIT A

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 608
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Richard S. Simon
DEPUTY GENERAL COUNSEL

TELEPHONE:(212) 669-7775
FAX NUMBER: (212) 815-8578
WWW.COMPTROLLER.NYC.GOV

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

December 27, 2006

**BY FAX AND EXPRESS MAIL**

June Duchesne, Esq.
Senior Corporate Counsel
EMC Corporation
176 South Street
Hopkinton, MA 01748

**Re: Shareholder Proposals by NYCERS and NYC TRS**

Dear Ms. Duchesne:

I am replying to your letter of December 13, 2006 to our office, asserting that two shareholder proposals, one filed by the Teachers Retirement System of the City of New York ("NYC TRS") and one filed by the New York City Employees Retirement System ("NYCERS"), do not comply with the requirements of SEC Rule 14a-8(c). In that letter, EMC Corporation ("EMC") claims incorrectly that NYCERS and NYC TRS are "under the common control of the New York City Comptroller," and so should be regarded as a single proponent that has impermissibly filed two proposals. As shown below, the two Retirement Systems are separate and distinct entities with independent Boards of Trustees. Neither is under the control of the Comptroller, who serves only as their investment advisor and custodian of assets, and as one Trustee out of many Trustees on their respective Boards. There is, therefore, no basis for excluding those proposals under Rule 14a-8(c).

Specifically, NYC TRS is a cost-sharing multiple-employer public employee pension retirement system for the teachers in the public schools of New York City and certain other specified school and college employees. The NYC TRS Board of Trustees ("NYC TRS Board") consists of seven members, as follows: the Chancellor of the Department of Education (formerly, the President of the Board of Education), the Comptroller, two members appointed by the Mayor, and three members of the Teachers' Retirement Association (New York City Administrative Code § 13-507). Beyond appointing the Comptroller's own representative, the Comptroller does not appoint, or approve the appointment of, any of the other NYC TRS Trustees, either to the Board or to their regular employment positions. Each Board member has one vote, with a majority vote required for action, and with the concurrence of the Comptroller or of one member appointed by the Mayor, of a member elected by the Teachers' Retirement Association, and of at least two other members needed for any decision by the NYC TRS Board (New York City Administrative Code § 13-512). Under this statutory scheme, the Comptroller, with only one vote out of seven on the NYC TRS Board, does not control the NYC TRS Board or NYC TRS itself.

NYCERS is a cost-sharing multiple-employer public employee retirement system for employees of New York City not covered by one of the four other New York City pension systems, employees of certain component units of the City and certain other government units. The NYCERS Board of Trustees ("NYCERS Board") consists of eleven members, as follows: the Public Advocate, the Comptroller, a representative appointed by the Mayor, each of the five borough presidents, and three public employee representatives (New York City Administrative Code § 13-103(b)). Beyond appointing the Comptroller's own representative, the Comptroller does not appoint, or approve the appointment of, <u>any</u> of the NYCERS Trustees, either to the Board or to their regular employment positions. On the NYCERS Board, each borough president has a one-fifth vote, and each of the other members has one vote. Thus, the eleven Trustees collectively have seven votes, with a three and three-fifths majority of the votes required for the Board to take any action. The concurrence of one employee representative and one non-employee representative member or members entitled to one vote is necessary for any decision by the NYCERS Board (New York City Administrative Code § 13-103(d)). Once again, under this statutory scheme, the Comptroller, with only one vote out of seven on the NYCERS Board, does not control the NYCERS Board or NYCERS itself.

Overall, NYCTRS and NYCERS are two entirely separate legal entities that serve entirely separate memberships. Each System is statutorily created, with a fiduciary duty to act in the best interests of its own distinct beneficiaries. The respective Boards are independent and have substantially different Trustee memberships, and the Comptroller has only one vote out of seven on each Board. NYCERS and NYC TRS occupy different offices in different boroughs of New York City (Manhattan and Brooklyn) with different staffs; neither System shares an office or staff or an address or phone lines either with each other or with the Office of the Comptroller. NYCERS and NYC TRS also have different asset allocations, many different outside money managers, and different proxy voting guidelines approved by each Board. When the Office of the Comptroller submitted one proposal for each of NYC TRS and NYCERS, it did so as the agent of each separate System, at the individual direction of each. There is thus no "single proponent" submitting multiple proposals.

Where, as here, a company cannot prove that one proponent is merely the "alter ego" of another, SEC Staff has repeatedly refused to regard the two as one proponent impermissibly submitting two proposals, and has denied no-action relief under Rule 14a-8(c) -- including to EMC. *See EMC Corporation* (March 14, 2002); *MOD-PAC Corp.* (March 2, 2004); *TF Financial Corporation* (Jan. 28, 1999); *LSB Industries, Inc.* (March 28, 1997); *Intergraph Corporation* (March 2, 1995). The facts presented above with respect to NYC TRS and NYCERS, which show that each System is separate from and independent of the other, and not under common control, disprove any contention that one is the alter ego of the other. There is thus no basis for EMC to exclude either proposal from its proxy materials under Rule 14a-8(c).

Accordingly, we trust, and ask EMC to confirm after you review this letter, that EMC will withdraw its stated objections to the NYC TRS and NYCERS proposals, and will include each of the proposals in EMC's 2007 proxy materials.

Please contact me if you have any questions.

Sincerely,

Richard S. Simon

Cc: Kenneth Sylvester
Patrick Doherty
Lewis Finkelman, Esq.

# Fax Fax Fax

Office of the Comptroller
City of New York
William C. Thompson, Jr., Comptroller
Office of the General Counsel
1 Centre Street, New York, NY 10007

**To:** June Duchesne

**Fax:** (508) 497-6915

**From:** Richard Simon

**Fax: (212) 669-2884** **Phone: (212) 669-**

**Date:** 12/27/06

**Re:**

**Number of pages including this cover sheet:** 4

EMC²
where information lives

December 13, 2006

VIA TELECOPIER (212-669-4072)
AND FEDERAL EXPRESS

William C. Thompson, Jr.
Comptroller of the City of New York
1 Centre Street
New York, New York 10007-2341

Kenneth B. Sylvester
Assistant Comptroller for Pension Policy
Office of The Comptroller of the City of New York
1 Centre Street, Room 736
New York, New York 10007-2341

Patrick Doherty
Office of The Comptroller of the City of New York
1 Centre Street
New York, New York 10007-2341

Re: Shareholder Proposals Submitted to EMC by the New York City Comptroller

Dear Sirs:

On behalf of EMC Corporation ("EMC"), this letter is to notify you that EMC believes that the submission of two proposals by the New York City Comptroller on behalf of various of the New York City pension funds is a deficiency under Rule 14a-8(c), which limits a shareholder to submission of one proposal. It has come to our attention, after having reviewed the relevant New York City statutes, that the New York City pension funds that have submitted the two proposals are under the common control of the New York City Comptroller.

EMC intends to take action to exclude from its proxy materials for its 2007 Annual Meeting of Shareholders such proposals and statements of support thereof unless within 14 calendar days of receipt of this letter the deficiency is cured by the withdrawal of one of the two proposals.

If you have any questions, please do not hesitate to contact Barbara Lefkowitz at (508) 293-6787 or me at (508) 293-6754.

Very truly yours,

June D. Duchesne
Senior Corporate Counsel

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

RECEIVED
NOV 10 2006
By

November 6, 2006

Mr. Paul T. Dacier
Senior Vice President, General Counsel and
Assistant Secretary
EMC Corporation
176 South Street
Hopkinton, MA 01748

Dear Mr. Dacier:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, (the "system"). The system's board of trustees has authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from The Bank of New York certifying the system's ownership, continually for over a year, of shares of EMC Corporation common stock is enclosed. The system intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our system will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:ma
Enclosures
EMC – social resp. 2007

**Stockholder Proposal – Corporate political contributions**

*Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Board of Trustees of the New York City Employees' Retirement System*

**Resolved,** that the shareholders of **EMC Corporation** hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions to political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code including the following:

   a. An accounting of the Company's funds contributed to any of the persons or organizations described above;

   b. Identification of the person or persons in the Company who participated in making the decisions to contribute.

   c. The internal guidelines or policies, if any, governing the Company's political contributions.

This report shall be presented to the board of directors' audit committee or other relevant oversight committee, and posted on the company's website to reduce costs to shareholders.

**Stockholder Supporting Statements**

As long-term shareholders of **EMC Corporation**, we support policies that apply transparency and accountability to corporate political giving. In our view, such disclosure is consistent with public policy in regard to public company disclosure.

Company executives exercise wide discretion over the use of corporate resources for political purposes. In 2003-04, the last fully reported election cycle, **EMC Corporation** contributed at least $15,000 (The Center for Public Integrity: http://www.publicintegrity.org/527/db.aspx?act=main)

Relying only on the limited data available from the Federal Election Commission and the Internal Revenue Service, the Center for Public Integrity, a leading campaign finance watchdog organization, provides an incomplete picture of the Company's political donations. Complete disclosure by the company is necessary for the company's Board and its shareholders to be able to fully evaluate the political use of corporate assets.

Although the Bi-Partisan Campaign Reform Act of 2002 prohibits corporate contributions to political parties at the federal level, it allows companies to contribute to independent political committees, also known as 527s.

Absent a system of accountability, corporate executives will be free to use the Company's assets for political objectives that are not shared by and may be inimical to the interests of the Company and its shareholders. There is currently no single source of information that provides the information sought by this resolution. That is why we urge your support for this critical governance reform.

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

November 06, 2006

To Whom It May Concern

**Re: EMC Corp Cusip #: 268648102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 06, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 3,005,231 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET ROOM 736
NEW YORK, N.Y. 10007-2341

TELEPHONE: (212) 669-2013
FAX NUMBER: (212) 669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@comptroller.nyc.gov

Kenneth B. Sylvester
ASSISTANT COMPTROLLER
FOR PENSION POLICY

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 6, 2006

RECEIVED
NOV 10 2006
By

Mr. Paul T. Dacier
Senior Vice President, General Counsel and
Assistant Secretary
EMC Corporation
176 South Street
Hopkinton, MA 01748

Dear Mr. Dacier:

I write to you on behalf of the Comptroller of the City of New York, William C. Thompson, Jr. The Comptroller is the custodian and a trustee of the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and approval of stockholders at the next annual meeting of EMC Corporation.

We believe the protection of shareholder value through adequate internal financial controls is among the most important duties of the corporation's board of directors. We believe that effective performance of this duty can be achieved best through an Audit Committee composed solely of independent directors.

Therefore, we offer the enclosed proposal for shareholders to consider and approve at the next annual meeting of the company. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

Letters from The Bank of New York certifying the Systems' ownership of shares of EMC Corporation common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the next annual meeting.

Mr. Dacier
Page 2

We would be happy to discuss this initiative with you. Should the board of directors decide to endorse its provisions as company policy, the Systems will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2013.

Very truly yours,

Kenneth B. Sylvester

Enclosures

EMC independent audit committee - 2007

## CREATION OF AN INDEPENDENT AUDIT COMMITTEE

*Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds*

**WHEREAS**, the protection of shareholder value through adequate internal financial controls is among the most important duties of the corporation's board of directors. We believe that effective performance of this duty can be achieved best through an Audit Committee (the "Committee") composed solely of independent directors;

**WHEREAS**, we believe that the primary functions of the Committee should be: to employ independent public accountants to audit the books of account, accounting procedures and financial statements of the corporation; to receive and review the reports and comments of the corporation's internal auditors and of the independent public accountants and to review the adequacy of the system of internal financial controls; and to provide a direct channel of communication to the board for the independent public accountants, internal auditors, and, when needed, the finance and compliance officers, and the general counsel.

**NOW THEREFORE, BE IT RESOLVED,** the shareholders request the board to amend the Committee charter to specify that the Committee be composed solely of independent directors as defined below. The charter should also specify (a) how to select a new independent Committee member if a current member ceases to be independent during the time between annual meetings of shareholders; and (b) that compliance with the policy is excused if no independent director is available and willing to serve on the Committee.

**BE IT FURTHER RESOLVED**, a director will be considered independent if he/she is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman or its executive officers is his/her directorship, and who also:

(1) is not or has not been, or whose relative is or in the past 5 years has not been, employed by the corporation or employed by, or a director of, an affiliate; and

(2) complies with Sections (b)-(h) of the Council of Institutional Investors Definition of Director Independence as found on its website at:
http://www.cii.org/policies/ind_dir_defn.htm

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

November 06, 2006

To Whom It May Concern

**Re: EMC Corp Cusip #: 268648102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 06, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 431,664 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

November 06, 2006

To Whom It May Concern

**Re: EMC Corp Cusip #: 268648102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 06, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 1,104,850 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

November 06, 2006

To Whom It May Concern

**Re: EMC Corp Cusip #: 268648102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 06, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 141,051 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

November 06, 2006

To Whom It May Concern

**Re: EMC Corp Cusip #: 268648102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 06, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Teachers' Retirement System..

The New York City Teachers' Retirement System 2,526,672 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE: (212) 669-7775
FAX NUMBER: (212) 815-8578
WWW.COMPTROLLER.NYC.GOV

Richard S. Simon
Deputy General Counsel
(212) 669-7775

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

January 10, 2007

**BY EXPRESS MAIL**

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: **EMC Corporation;**
**Shareholder Proposals submitted by New York City Retirement Systems**

To Whom It May Concern:

I write on behalf of the five separate New York City Retirement Systems (the "Systems"), in formal response to the December 28, 2006 and January 5, 2007 letters sent to the Division of Corporation Finance (the "Division") by June Duchesne, Senior Corporate Counsel for EMC Corporation ("EMC" or the "Company"). In those letters, the Company contends that two shareholder proposals, one filed jointly by the Teachers' Retirement System of the City of New York ("NYC TRS"), the New York City Police Pension Fund (the "Police Fund"), the New York City Fire Department Pension Fund (the "Fire Fund"), and the New York City Board of Education Retirement System ("BERS"), and one filed separately by the New York City Employees Retirement System ("NYCERS"), may be omitted from the Company's 2007 proxy statement and form of proxy pursuant to Rule 14a-8(c) under the Securities Exchange Act of 1934, because they allegedly constitute two proposals submitted by a single proponent. As shown below, however, the five Retirement Systems are not in any way one proponent. Rather, each System is separate and independent, and none is under the control of, nor the "alter ego" of, the New York City Comptroller. In light of those facts, and based further upon my review of the Proposals, EMC's letters, and Rule 14a-8, it is my opinion that the Proposals may not be omitted from the Company's 2007 Proxy Materials. Accordingly, each of the Systems respectfully requests that the Staff of the Division deny the relief that the Company seeks.

## I. The Proposals

The Proposal submitted by NYCERS seeks reporting of the Company's political contributions. The Proposal separately submitted by NYC TRS, the Police Fund, the Fire Fund, and BERS seeks stricter standards for auditor independence. The Proposals, like the Systems, are separate and independent of each other.

## II. The Company's Opposition and the Systems' Response

In its letters of December 28, 2006 and January 5, 2007, EMC requested that the Staff of the Division not recommend enforcement action to the Commission if the Company omits both Proposals pursuant to Rule 14a-8(c) ("each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting"). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that this exclusion applies. As detailed below, EMC has failed to meet that burden, and its request for no-action relief should accordingly be denied.

### A. The Five Separate New York City Retirement Systems Are Not "One" Proponent Under Rule 14a-8(c): They Are Not Under Common Control, and Are Not Alter Egos, Either of Each Other Or of The Comptroller

EMC alleges incorrectly that all of the Systems are under the control of the New York City Comptroller, and so should be regarded under Rule 14a-8(c) as a single proponent that has impermissibly filed two proposals. As shown below, the five Retirement Systems are separate and distinct entities with independent Boards of Trustees. None is under the control of the Comptroller, who serves only as investment advisor to four Systems, and custodian of assets for five. On four of the Systems' Boards, the Comptroller is just one Trustee out of many – all of the rest of whom are independent of the Comptroller. On the fifth Board, that of BERS, the Comptroller is not even a Trustee. The Systems plainly do not meet the test cited by SEC Staff in *Trans World Corporation* (Feb. 5, 1981) for excluding those proposals under Rule 14a-8(c): that one proponent "is the alter ego of any of the proponents" or "possesses control over the shares owned...by any another proponent."

#### <u>1. Factual Discussion – the Five Systems are Separate and Independent</u>

As detailed below, each of the five Systems is a substantial independent entity, with its own offices and staff, and billions of dollars in assets and tens (or hundreds) of thousands of members, and overall control of its own investments. Under the governing rules and statutes, each System is run by its own independent Board of Trustees, on which the Comptroller never has more than one-seventh of the votes.

**A. The Systems' Boards of Trustees**

NYCERS is a public employee retirement system for employees of New York City (and certain other government units) not covered by one of the four other New York City pension systems. The NYCERS Board of Trustees ("NYCERS Board") consists of eleven members: the Comptroller; the Public Advocate; a representative appointed by the Mayor; each of the five borough presidents; and three public employee representatives (New York City Administrative Code § 13-103(b)). Beyond appointing the Comptroller's own representative, the Comptroller does not appoint, or approve the appointment of, any of the other NYCERS Trustees, either to the Board or to their regular employment positions. On the NYCERS Board, each borough president has a one-fifth vote, and each of the other members has one vote. Thus, the eleven Trustees collectively have seven votes, with a three and three-fifths majority of the votes required for the Board to take any action. The concurrence of one employee representative and one non-employee representative member or members entitled to one vote is necessary for any decision by the NYCERS Board (New York City Administrative Code § 13-103(d)). Under this statutory scheme, the Comptroller, with only one seat out of eleven, and one vote out of seven, on the NYCERS Board, does not control the NYCERS Board or NYCERS itself.

NYC TRS is a public employee retirement system for the teachers in the public schools of New York City and certain other specified school and college employees. The NYC TRS Board of Trustees ("NYC TRS Board") consists of seven members: the Comptroller; the Schools Chancellor; two other Mayoral appointees; and three members of the Teachers' Retirement Association (New York City Administrative Code § 13-507). Beyond appointing the Comptroller's own representative, the Comptroller does not appoint, or approve the appointment of, any of the other NYC TRS Trustees, either to the Board or to their regular employment positions. Each Board member has one vote, with a majority vote required for action, and with the concurrence of the Comptroller or of one member appointed by the Mayor, of a member elected by the Teachers' Retirement Association, and of at least two other members needed for any decision by the NYC TRS Board (New York City Administrative Code § 13-512). Under this statutory scheme, the Comptroller, with only one seat and one vote, out of seven on the NYC TRS Board, does not control the NYC TRS Board or NYC TRS itself.

The Police Fund is a public employee retirement system for New York City police officers. The Police Fund Board of Trustees ("Police Board") consists of twelve members: the Comptroller; three Mayoral appointees, including the Police Commissioner; and eight public employee representatives (New York City Administrative Code § 13-216(a)). Beyond appointing the Comptroller's own representative, the Comptroller does not appoint, or approve the appointment of, any of the other Police Trustees, either to the Board or to their regular employment positions. On the Police Board, various members have multiple or fractional votes, such that the twelve Trustees collectively have twelve votes, with the Comptroller having one and one-half votes. A seven-twelfths majority of the votes is required for the Board to take any action. (*Id*, §13-216(b). Once again, under this statutory scheme, the Comptroller, with only one seat out of twelve, and one and one-half votes out of twelve, on the Police Board, does not control the Police Board or the Police Fund itself.

The Fire Fund is a public employee retirement system for New York City firefighters and fire officers. The Fire Fund Board of Trustees ("Fire Board") consists of twelve members: the Comptroller; three members appointed by the Mayor, including the Fire Commissioner; and eight public employee representatives (New York City Administrative Code § 13-302(a)). Beyond appointing the Comptroller's own representative, the Comptroller does not appoint, or approve the appointment of, any of the other Fire Trustees, either to the Fire Board or to their regular employment positions. On the Fire Board, various members have multiple votes, such that the twelve Trustees collectively have twenty-four votes, with the Comptroller having three votes. A seven-twelfths majority of the votes is required for the Board to take any action. Once again, under this statutory scheme, the Comptroller, with only one seat out of twelve, and three votes out of twenty-four, on the Fire Board, does not control the Fire Board or the Fire Fund itself.

BERS is a public employee retirement system for those employees of the New York City School District and Department of Education that are not covered by the other Systems. The BERS Board of Trustees ("BERS Board") consists of fifteen members: two public employee representatives; and thirteen members of the Panel for Education Policy, including: the Schools Chancellor, seven other members appointed by the Mayor; and one member appointed by each of the five borough presidents (BERS Rules, adopted pursuant to NYS Education Law §§2575(1)(a) and 2590-g). The Comptroller does not appoint, or approve the appointment of, any of the BERS Trustees, either to the Board or to their regular employment positions. Unlike for NYCERS, NYC TRS, the Police Fund, and the Fire Fund, the Comptroller does not serve either as a Trustee of BERS or as investment adviser to BERS, further disproving any claim that BERS is under the control of, or is the alter ego of, the Comptroller.

Overall, NYCTRS, NYCERS, the Police Fund, the Fire Fund, and BERS are five entirely separate legal entities that serve entirely separate memberships. Each System is statutorily created, with a fiduciary duty to act in the best interests of its own distinct beneficiaries. The five respective Boards are independent and have substantially different Trustee memberships. The Comptroller has no seat on the BERS Board, only one seat out of at least seven on the other four Boards, and never more than one-seventh of the total votes on each of those four Boards. The Comptroller, who is elected separately from the Mayor, has fewer votes than the Mayor's representatives on all Boards but NYCERS, and always has fewer votes than the employees' representatives. Each of NYCERS, NYC TRS, the Police Fund, the Fire Fund, and BERS occupies its own completely separate office, at five different addresses, in two different boroughs of New York City (Manhattan and Brooklyn), with different staffs. None of the Systems shares an office or staff or an address or phone lines either with any other System or with the Office of the Comptroller. *

* By my letter to EMC of December 27, 2006, in response to EMC's letter to the Comptroller of December 13, 2006, I more briefly informed EMC of many of the above facts. In the interest responding to EMC within the 14 calendar days, my December 27 letter focused only on the distinctions between the two largest Systems, NYCERS and NYC TRS. As shown above, such distinctions apply to **all** of the Systems: Each of the five Systems is independent both of the Comptroller and of the other four Systems.

## B. The Systems' Investments and Proxy Procedures

On all of the key investment and proxy decisions for the Systems, the ultimate authority resides with the Board of Trustees of each System. Each of NYCERS, NYC TRS, the Police Fund, the Fire Fund and BERS retains its own outside general investment consultant, which is different for each System, and which provides strategic advice on investment choices, as well as on the selection and performance of the Systems' outside investment managers. Each Board also selects its own outside investment managers, which are responsible for investing the Systems' assets, and which may work for all or most of the Systems, or for just one System. The Systems also have different asset allocations, set by each Board, among equity, fixed-income, real estate, private equity, and so forth.

While the Comptroller is custodian of assets for all of the Systems, and investment advisor to four of them, the Comptroller's activities in these roles are primarily to advise the independent Boards and then to carry out their decisions. Those activities do not make him the alter ego of the Systems or to give him control over them. As custodian of assets, the Comptroller interacts with the Systems' custodian bank, the Bank of New York, and monitors the bank's custody activities. The Bank of New York maintains separate accounts for each System and its managers, as evidenced by the fact that EMC attached to its December 28 letter the separate proof of share ownership letters that the Bank of New York furnished for each System in connection with the Proposals. As investment advisor to four of the Systems, the Comptroller, through staff, advises and makes recommendations to those Boards on such issues as investments; the selection of consultants, managers, and investment partners; and asset allocations and rebalancing. Each Board, after receiving advice from the Comptroller and other sources, then makes the final decision for that System on each such matter. The Comptroller then takes the steps necessary to carry out the investment and other decisions that each Board makes, and thereafter monitors the investments, as well as the performance of consultants, managers, and investment partners.

On proxy issues, each System has its own proxy committee with responsibility for establishing proxy voting guidelines and shareholder proposal programs on behalf of its respective Board of Trustees. The NYC TRS proxy voting guidelines have substantial differences from those of the other Systems; the proxy voting guidelines of the other four Systems also differ from each other on certain proxy issues. The Comptroller gives advice and makes recommendations to the Boards and the proxy committees on shareholder proposals and voting. The different Boards and proxy committees then give the Comptroller directions on which proposals to submit for which Systems, and how to vote on various contested matters.

Based upon the respective directions from the Systems, the Comptroller submits shareholder proposals on their behalf. For many years, the Comptroller has submitted some proposals on behalf of all Systems, and others on behalf of just one or two Systems. This has resulted a number of times in more than one proposal being submitted to one company, on behalf of different Systems. For example, in 2006, on behalf of different Systems, the Comptroller submitted two proposals to <u>each</u> of ICOS Corp. and BEA Systems, each of which was placed on the ballot, and each of which received a shareholder vote of between 36.6% and 75%. (*See* "Thompson Issues Report on Pension Funds' 2006 Shareholder Proposals" at www.comptroller.nyc.gov ) To further carry out the Boards' proxy programs, the Comptroller's staff attends shareholder meetings, and communicates on behalf of the various Systems (as in this letter) with SEC Staff. That role of the Comptroller, in recommending shareholder proposals to the independent Systems, and then carrying out the Systems' instructions, does not show, as EMC's January 5 letter claims (p. 2), that the Comptroller has "control over the content of the proposals," much less control over any of the Systems.

In sum, viewed in terms of both the membership and voting on the respective Boards, and the Systems' investment and proxy procedures, the Systems are under the control of their independent Boards, not of the Comptroller. Thus, in submitting proxy proposals on behalf of the five Systems, the Comptroller acts at the varying directions of five separate and independent major institutional shareholders, and not as the "alter ego" or control person of any of them.

**2. Legal Discussion – The Systems are Not "One Shareholder" Under Rule 14a-8(c)**

The facts above as to separateness and independence of each of the Systems belie EMC's baseless assertion that "Indeed, it is unclear whether the New York City Pension Funds are even recognized as separate legal entities apart from the Comptroller." (EMC December 28 letter at p. 3). Strikingly, that assertion appears in the same paragraph where EMC cites the Comptroller's website statement that the Comptroller files shareholder proposals "*with the authorization of the boards of Trustees of the New York City pension funds...*" (*Id.*; emphasis added) Thus, when the Office of the Comptroller submitted, respectively, one proposal for NYC TRS, the Police Fund, the Fire Fund, and BERS, and one proposal for NYCERS, it did so as the agent of each separate and independent System, at the direction of each System. There was no "single shareholder" submitting multiple proposals. Similarly, those facts contradict EMC's claim in its December 28 letter that the Comptroller stands toward the five Systems in a manner analogous to "a parent...[with] five minor children." (*Id.* at p. 4).

Where, as here, a company cannot establish that one proponent is merely the "alter ego" of another, the Staff of the Division has repeatedly refused to regard the two as one proponent impermissibly submitting two proposals, and has denied no-action relief under Rule 14a-8(c) -- including to EMC. *See EMC Corporation* (March 14, 2002) (rejecting EMC argument that because Walden Asset Management had worked with several other shareholders on submitting multiple proposals, Walden should be viewed as the one "true proponent" that had impermissibly submitted multiple proposals) The Company here is essentially renewing its failed effort to persuade the Staff that where an investment adviser recommends to various independent shareholders that they file one of several proposals, shareholders who accept one of those recommendation should be viewed as the mere alter ego of the adviser. EMC, in its January 5, 2007 letter (p.3, fn.), attempts to distinguish the 2002 *EMC* letter, and other unfavorable Staff letters, on the bases that "Here, the

Comptroller's control of the New York City Pension Funds is the relevant factor," and that in the 2002 *EMC* facts, "common control was not present with respect to several of the proponents." But, as demonstrated above, common control by the Comptroller is not present with respect to any of the proponent Systems here, either. For that reason, under EMC's own statement of the relevant standard, the Systems' Proposals may not be omitted pursuant to Rule 14a-8(c). *See also MOD-PAC Corp.* (March 2, 2004); *TF Financial Corporation* (Jan. 28, 1999); *LSB Industries, Inc.* (March 28, 1997); *Intergraph Corporation* (March 2, 1995).

Moreover, the no-action letters that the Company cites in support of its position grew out of literal parent-and-child situations which bear no comparison to the facts here of five independent multi-billion dollar public pension funds. *BankAmerica Corporation* (Feb. 8, 1996) and *Peregrine Pharmaceuticals* (July 28, 2006) each involved a parent acting for a child, while *Jefferson-Pilot Corporation* (March 12, 1992) involved as proponents one individual and a company whose only shareholders were her three children, and which she funded and her husband controlled.

The facts presented above with respect to the Police Fund, the Fire Fund, NYC TRS, BERS, and NYCERS, which show that each System is separate from and independent of the others, and that no System is under the control of the Comptroller, nor under common control with any other System, disprove any contention that any System is the "alter ego" of any other System or of the Comptroller, or that the Systems or the Comptroller have manufactured some subterfuge to evade the requirements of Rule 14a-8(c). There is thus no basis for EMC to exclude either Proposal from its proxy materials under Rule 14a-8(c).

**III. Conclusion**

For the reasons set forth herein, the five Systems respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please do not hesitate to contact me at the number listed above.

Thank you for your consideration.

Sincerely,

Richard S. Simon
Deputy General Counsel

Cc: June Duchesne, Esq.
Senior Corporate Counsel
EMC Corporation
176 South Street
Hopkinton, MA 01748

EMC²
where information lives

RECEIVED
2007 JAN -8 PM 12:57
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 5, 2007

**BY HAND DELIVERY**

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposals of New York City Comptroller to EMC Corporation / Securities Exchange Act of 1934, Rule 14a-8

Ladies and Gentlemen:

On December 28, 2006, EMC Corporation ("EMC" or the "Company") submitted a request (the "Request") to the staff of the Division of Corporation Finance (the "Staff") asking it to advise the Company that the Staff will not recommend an enforcement action to the Securities and Exchange Commission (the "SEC") if EMC excludes from the proxy materials for its 2007 Annual Meeting of Shareholders (the "Proxy Materials") two shareholder proposals and statements of support thereof (the "Proposals") submitted by the New York City Comptroller (the "Comptroller" or the "Proponent") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended. The Request details why the Proposals may be excluded from the Proxy Materials in accordance with Rule 14a-8(c), given that, after being given notice by EMC on December 13, 2006 of the requirements thereof, the Comptroller declined to timely withdraw either of the Proposals. In a letter to the Company dated December 27, 2006 (the "Letter"), the Comptroller confirmed its refusal to withdraw either Proposal. A copy of the notice given by the Company to the Comptroller and the Letter are attached as Exhibit A. Because the Letter was only received by EMC at the time the Request was submitted to the Staff, EMC is hereby supplementing its Request to address certain assertions made by the Comptroller in the Letter.

In his Letter, the Comptroller claims that the Teachers Retirement System of the City of New York ("Teachers") and the New York City Employees Retirement System ( "Employees") are two separate and independent entities with distinct boards of trustees, which are not under his common control and thus cannot be regarded as a single shareholder for the purposes of Rule 14a-8(c). The letter does not address the relationships existing between the Comptroller and the New York City Police Pension Fund ("Police"), the New York City Fire Department Pension Fund ( "Fire") and the New York City Board of Education Retirement System ("Education"), which collectively with Teachers submitted one of the Proposals, indicating that such separation and independence do not apply to those funds. In any event, despite these largely conclusory assertions regarding Teachers and Employees, EMC continues to believe for the reasons stated in its Request that the Comptroller should be regarded with respect to investment and shareholder activities of the Teachers and Employees – and, in particular, with respect to their submission of the Proposals – as the alter ego of Teachers and Employees, as well as of Police, Fire and Education (together with Teachers and Employees, collectively, the "New York City Pension Funds"). Thus, the New York City Pension Funds and the Comptroller constitute one shareholder for purposes of Rule 14a-8(c), permitted (where the other requirements of Rule 14a-8 are satisfied) to have only one proposal included in the Proxy Materials. Because the Comptroller has refused to select one Proposal for submission under Rule 14a-8, he is ineligible to have either Proposal included in the Proxy Materials. The assertions made by the Comptroller in the Letter that each of the New York City Pension Funds is in some sense a distinct legal entity and that the Comptroller does not have complete statutory control over the boards of trustees of the New York City Pension Funds, even if true, do not negate the Comptroller's control over all pertinent activities of Teachers and Employees and the Comptroller's status as their alter ego for purposes of Rule 14a-8(c).

As explained in the Request, the Comptroller plays a key role on behalf of the New York City Pension Funds, not just Employees and Teachers, in making and managing their investments and in spearheading the New York City Pension Funds' shareholder proposal campaign (as the Comptroller himself states on his website). The Comptroller by law is the custodian and investment officer of the New York City Pension Funds, acts for them on investment management matters and acts for them with regard to the Proposals. His control over the content of the proposals, as well as the identity of the pension funds which submit any particular proposals, establishes the level of control required in order for the New York City Pension Funds to be considered as a single proponent for purposes of Rule 14a-8(c). This control is evidenced not only by the fact that the Proposals were dated the same date, received on the same date and their transmittal letters share similar, and in places identical, format and language, but also by the fact that their submission reflects a calculated decision by the Comptroller to separate only Employees from the group of New York City Pension Funds who jointly submitted an identical proposal on audit committee independence to EMC in 2006, and have Employees submit its own proposal on political contributions. Indeed, the fact that Teachers, Police, Fire and Education act jointly in submitting proposals and that the Comptroller in response to the Request addresses the circumstances of Teachers, is further evidence that the Comptroller considers the New York City Pension Funds as interchangeable. The Comptroller is seeking to use Employees, which has submitted jointly with the rest of the New York City Pension Funds identical proposals on political contributions to other corporations, to deliberately circumvent the one-proposal-per-shareholder requirement of Rule 14a-8(c) by submitting to the Company a different proposal than that which the rest of the New York City Pension Funds submitted. Moreover, it is the Comptroller with whom the Company or any recipient would have to negotiate any changes in or a settlement respecting a Proposal, just as it was the Comptroller who decided on behalf of Teachers and Employees not to withdraw either of the Proposals.

The no-action letters cited by the Comptroller as examples of instances where the Staff refused to regard one proponent as the alter ego of the other are not analogous to the Proposals submitted by the Comptroller to EMC. In *MOD-PAC* (avail. March 8, 2004), a single shareholder first submitted three shareholder proposals, and once the company notified him that this was in violation of Rule 14a-8(c) he amended his submission so that two of the proposals were submitted by two other shareholders. The Staff in its decision focused on the issue of control. While it refused to exclude a proposal that was very similar in content and language but was submitted by a proponent who never met the original proponent, was not related to him and had no prior friendship with him, it did allow the company to exclude the other proposal since it was submitted by the wife of the original proponent who clearly could be regarded as his alter ego. In *TF Financial Corporation* (avail. January 28, 1999), one proposal was submitted by a corporation whose president was the father of the president of another corporation that also submitted a proposal. Whereas the company in that instance relied on the similarity in font and format and the proximity in dates of the two proposals, it could not show, as in the instant case, any exercise of control on the part of one proponent over the other.

Similarly, in *Intergraph Corporation* (avail. March 2, 1995), the company focused only on the similarity of the transmittal letter and the fact that the two proponents shared the same address, rather than the proponents being under common control . EMC, on the other hand, does not base its argument solely on the similarity of the circumstances in which the proposals were made, but on many other factors that together establish the level of control required for exclusion of multiple proposals under Rule 14a-8(c). It should also be noted that, while in *Intergraph* the two proponents had submitted the year before similar proposals separately, in EMC's case, in 2006, the Comptroller submitted one single joint proposal on behalf of all of the New York City Pension Funds.[1]

---

[1] The other no-action letters cited by the Comptroller are of no relevance in the current circumstances. In *LSB Industries* (avail. March 28, 1997), the company's main argument was that three different proponents who submitted three shareholder proposals and later filed as a group a Schedule 13D with the SEC should be considered a single proponent since, as evidenced by their Schedule 13D, they shared beneficial ownership of the securities held by them. There the argument for exclusion of the proposals centered around the claim that beneficial ownership of securities for purposes of a Schedule 13D report is sufficient to allow the recipient company to exclude the proposals without "need to resort to the control or alter ego analyses." Here, the Comptroller's control of the New York City Pension Funds is the relevant factor. Lastly, in *EMC Corporation* (avail. March 14, 2002) the Company received three shareholder proposals from 12 different shareholders. While the Company claimed that one proponent was the mastermind behind all of the proposals and therefore should be considered a single proponent, it specifically noted that common control was not present with respect to several of the proponents. In contrast, the Request establishes that the Comptroller is the alter ego of all of the New York City Pension Funds.

Given that the 14-day period provided by Rule 14a-8(f)(1) for the Comptroller to inform EMC of any corrections to deficiencies has expired and that the Comptroller has declined to withdraw one of the Proposals, EMC believes that it may exclude both Proposals from its Proxy Materials and hereby requests confirmation that the Staff will not recommend any enforcement action to the Commission if EMC so excludes the Proposals. We enclose herewith six (6) copies of this letter and its attachments; a copy of this letter and attachments is also being mailed today to the Proponent.

Should the Staff make an initial determination that the Proposal may not be excluded from the Proxy Materials, we would appreciate an opportunity to discuss the Staff's determination before a response to this letter is issued. When a written response to this letter becomes available, please fax the letter to my attention at (508) 497-6915. A copy of the Staff's response may be faxed to the Proponent at (212) 669-4072. EMC will promptly forward any Staff responses which it receives by fax only to the Proponent. Should the Staff have any questions or comments, please feel free to call me at (508) 293-6754 or Susan Permut at (508) 293-7254.

Sincerely,

June D. Duchesne
Senior Corporate Counsel

cc: Susan I. Permut, Vice President and Deputy General Counsel, EMC Corporation
Patrick Doherty, The City of New York – Office of the Comptroller
Kenneth B. Sylvester, Assistant Comptroller for Pension Policy, The City of New York – Office of the Comptroller

EXHIBIT A

December 13, 2006

VIA TELECOPIER (212-669-4072)
AND FEDERAL EXPRESS

William C. Thompson, Jr.
Comptroller of the City of New York
1 Centre Street
New York, New York 10007-2341

Kenneth B. Sylvester
Assistant Comptroller for Pension Policy
Office of The Comptroller of the City of New York
1 Centre Street, Room 736
New York, New York 10007-2341

Patrick Doherty
Office of The Comptroller of the City of New York
1 Centre Street
New York, New York 10007-2341

Re: Shareholder Proposals Submitted to EMC by the New York City Comptroller

Dear Sirs:

On behalf of EMC Corporation ("EMC"), this letter is to notify you that EMC believes that the submission of two proposals by the New York City Comptroller on behalf of various of the New York City pension funds is a deficiency under Rule 14a-8(c), which limits a shareholder to submission of one proposal. It has come to our attention, after having reviewed the relevant New York City statutes, that the New York City pension funds that have submitted the two proposals are under the common control of the New York City Comptroller.

EMC intends to take action to exclude from its proxy materials for its 2007 Annual Meeting of Shareholders such proposals and statements of support thereof unless within 14 calendar days of receipt of this letter the deficiency is cured by the withdrawal of one of the two proposals.

If you have any questions, please do not hesitate to contact Barbara Lefkowitz at (508) 293-6787 or me at (508) 293-6754.

Very truly yours,

June D. Duchesne
Senior Corporate Counsel

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 608
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE:(212) 669-7775
FAX NUMBER: (212) 815-8578
WWW.COMPTROLLER.NYC.GOV

Richard S. Simon
DEPUTY GENERAL COUNSEL

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

December 27, 2006

**BY FAX AND EXPRESS MAIL**

June Duchesne, Esq.
Senior Corporate Counsel
EMC Corporation
176 South Street
Hopkinton, MA 01748

**Re: Shareholder Proposals by NYCERS and NYC TRS**

Dear Ms. Duchesne:

I am replying to your letter of December 13, 2006 to our office, asserting that two shareholder proposals, one filed by the Teachers Retirement System of the City of New York ("NYC TRS") and one filed by the New York City Employees Retirement System ("NYCERS"), do not comply with the requirements of SEC Rule 14a-8(c). In that letter, EMC Corporation ("EMC") claims incorrectly that NYCERS and NYC TRS are "under the common control of the New York City Comptroller," and so should be regarded as a single proponent that has impermissibly filed two proposals. As shown below, the two Retirement Systems are separate and distinct entities with independent Boards of Trustees. Neither is under the control of the Comptroller, who serves only as their investment advisor and custodian of assets, and as one Trustee out of many Trustees on their respective Boards. There is, therefore, no basis for excluding those proposals under Rule 14a-8(c).

Specifically, NYC TRS is a cost-sharing multiple-employer public employee pension retirement system for the teachers in the public schools of New York City and certain other specified school and college employees. The NYC TRS Board of Trustees ("NYC TRS Board") consists of seven members, as follows: the Chancellor of the Department of Education (formerly, the President of the Board of Education), the Comptroller, two members appointed by the Mayor, and three members of the Teachers' Retirement Association (New York City Administrative Code § 13-507). Beyond appointing the Comptroller's own representative, the Comptroller does not appoint, or approve the appointment of, any of the other NYC TRS Trustees, either to the Board or to

Accordingly, we trust, and ask EMC to confirm after you review this letter, that EMC will withdraw its stated objections to the NYC TRS and NYCERS proposals, and will include each of the proposals in EMC's 2007 proxy materials.

Please contact me if you have any questions.

Sincerely,

Richard S. Simon

Cc: Kenneth Sylvester
Patrick Doherty
Lewis Finkelman, Esq.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE: (212) 669-7775
FAX NUMBER: (212) 815-8578
WWW.COMPTROLLER.NYC.GOV

Richard S. Simon
Deputy General Counsel
(212) 669-7775

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

January 29, 2007

**BY EMAIL AND EXPRESS MAIL**
Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549



Re: **EMC Corporation;**
**Shareholder Proposals submitted by New York City Retirement Systems**

To Whom It May Concern:

I am writing to correct a statement – with respect to the New York City Board of Education Retirement System ("BERS") – in my January 10, 2007 letter to the Division of Corporation Finance, which responded to the December 28, 2006 no-action request from EMC Corporation, pursuant to Rule 14a-8(c) (single proposal rule). In describing how each of the five New York City Retirement Systems is separate and independent, and not under the control of, nor the "alter ego" of, the New York City Comptroller, I stated that "the Comptroller... serves only as investment advisor to four Systems" (p. 2), and that "the Comptroller does <u>not</u> serve either as a Trustee of BERS or as investment adviser to BERS" (p.4). In fact, while the Comptroller is not a Trustee of BERS, I have become aware that he does serve as the investment adviser to BERS, just as he does for the other four Systems. However, that fact, as corrected, does not change the analysis as presented in my January 10 letter, which showed that the Systems are under the control of their independent Boards, not of the Comptroller, and the Comptroller is not the "alter ego" of the Systems. Accordingly, I again respectfully submit that the Company's request for "no-action" relief should be denied.

Sincerely,

Richard S. Simon

Cc: June Duchesne, Esq.
Senior Corporate Counsel
EMC Corporation
176 South Street
Hopkinton, MA 01748

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 12, 2007

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: EMC Corporation
Incoming letter dated December 28, 2006

The first proposal relates to political contributions. The second proposal relates to independence of audit committee members.

We are unable to concur in your view that EMC may exclude any of the proposals under rule 14a-8(c), as EMC did not provide its notice of a deficiency within the time period specified by rule 14a-8(f). Accordingly, we do not believe that EMC may omit the proposals from its proxy materials in reliance on rule 14a-8(c). In reaching this position, we have not found it necessary to address the alternative arguments for omission upon which EMC relies.

Sincerely,

Derek B. Swanson
Attorney-Adviser

END